NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

February 8, 2012

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Eastern Light Capital, Inc.

Common Stock, $0.01 Par Value

         Commission File Number - 001-12941

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(ii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported shareholders’ equity below $4 million and losses from continuing operations and/or net losses in three of its four most recent fiscal years.

(b)

Section 1003(a)(iii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported shareholders’ equity below $6  million and losses from continuing operations and/or net losses in its five most recent fiscal years

(c)

Section 132(e) of the Company Guide which provides that a listed company may be delisted if it fails to provide information or documentation requested by the Exchange within a reasonable period of time.

2.

The Common Stock (“Common Stock”) of Eastern Light Capital, Inc. (the “Company” or “ELC”) does not qualify for continued listing for the following reasons.

(a)

The Company has incurred losses from continuing operations and net losses as follows:

Years ended December 31,	Income (Loss) from Continuing Operations	Net Income (Loss)
2010	($1,263,000)	($1,302,000)
2009	($3,336,000)	($2,769,000)
2008	($770,000)	($620,000)
2007	($2,861,000)	($2,940,000)
2006	($1,302,000)	($1,631,000)

(b)

In its Form 10-Q for the period ended September 30, 2011, ELC reported shareholders’ equity of $2,737,499.

(c)

In its Form 10-Q for the period ended September 30, 2011, ELC reported a cash balance of $258,130, cash used in operating activities of $658,953 during the previous nine months and a cash burn rate of $73,217.

(d)

Due to the Company’s declining sales, ongoing losses, and the above, it is unclear how long the Company can continue its operations in the near term.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

a)

On May 7, 2010, the Company was notified by the Exchange that following a review of its Form 10-K for the year ended December 31, 2010, ELC was not in compliance with Section 1003(a)(iii) of the Company Guide in that it reported stockholders’ equity of less than $6  million and losses from continuing operations and/or net losses in its five most recent fiscal years. In accordance with Section 1009 of the Company Guide, ELC was given the opportunity to submit a business plan outlining its plan to regain compliance with the Exchange’s continued listing standards.

b)

On June 7, 2010, ELC submitted its plan to regain compliance to the Exchange followed by supplements dated July 13, 2010 and July 19, 2010 (the “Plan”).

c)

On July 29, 2010, the Exchange notified ELC that the Exchange had accepted the Company’s Plan to regain compliance with the Exchange’s continued listing standard by November 7, 2011.

d)

On November 23, 2010, the Company was notified by the Exchange that following a review of its Form 10-Q for the period ended September 30, 2010, ELC was not in compliance with Section 1003(a)(ii) of the Company Guide in that it reported stockholders’ equity of less than $4.0 million and losses from continuing operations and/or net losses in three out of its four most recent fiscal years. The Company did not elect to submit a supplement to the Plan and was required to be in compliance with Sections 1003(a)(iii) and 1003(a)(ii) of the Company Guide by the November 7, 2011.

e)

On November 8, 2011, the Exchange notified ELC that the Exchange had determined to initiate immediate delisting proceedings against the Company because it had reached the end of the maximum 18-month compliance plan period without attaining the $6 million in stockholders’ equity it needed to regain compliance with Exchange continued listing standards and because it had been unresponsive to repeated requests for information (the “Staff Determination”).  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by November 15, 2011.

f)

On November 15, 2011, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination. The hearing was scheduled for January 11, 2012.

g)

The Company failed to confirm attendance prior to the hearing; therefore, the Panel conducted a review based on written submissions by the Company and Exchange staff. By letter dated January 13, 2012, the Exchange notified ELC of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities (the “Committee”) review the Panel’s decision within fifteen days.

h)

The Company did not appeal the Panel’s decision to the Committee within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Richard Wrensen, President, Chief Executive Officer and Chief Financial Officer of Eastern Light Capital, Inc.

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Amex LLC